KarbonPay, Inc. (The "Company") a Texas incorporated Company
Consolidated Financial Statements and
Accountant's Audit Report December 31, 2021

Independent Auditor's Report
To Management
KarbonPay, Inc.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements balance sheets of KarbonPay, Inc as of December 31, 2021, which comprise the consolidated statement of financial position as of December 31, 2021, and the consolidated statements of profit or loss, changes in equity and cash flows for the financial year ended December 31, 2021. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

Management's responsibility for the consolidated financial statements

These Consolidated financial statements are the responsibility of the company's management. Management is responsible for the preparation and fair presentation of these Consolidated financial statements in accordance with the Accounting principles generally accepted in the United States of America (GAAP) and in the light of the prevailing US laws, Management's Responsibility includes, designing, implementing and maintaining internal control relevant to the preparation and fair presentation of Consolidated financial statements that are free from material misstatements, whether due to fraud or error; Management's responsibility also includes selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with the auditing standards generally accepted in the United States of America and in the light of the prevailing US laws. Those standards require that we comply with ethical requirements, plan and perform the audit to obtain reasonable assurance whether these consolidated financial statements are free from material misstatements. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the Consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of these consolidated financial statements.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of KarbonPay, Inc. as of December 31, 2021, and its financial performance and its cash flows for the financial year then ended in accordance with the accounting principles generally accepted in the United States of America and the US laws and regulations relating to the preparation of these Consolidated financial statements.

Going Concern

As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. Our opinion is not modified with respect to this matter.

Mahmoud A Bondok, CPA

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of KarbonPay, Inc. as of December 31, 2021, and its financial performance and its cash flows for the financial year then ended in accordance with the accounting principles generally accepted in the United States of America and the US laws and regulations relating to the preparation of these Consolidated financial statements.

Going Concern

As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. Our opinion is not modified with respect to this matter.

Mahmoud A Bondok, CPA

KarbonPay, Inc
Consolidated Balance Sheet

As of December 31, 2021

	31/12/2020 KarbonPay	31/7/2021 Xmart Clock	31/12/2021 KarbonPay	31/12/2021 Xmart Clock	31/12/2021 Total before elemination	DR	CR	Notes	31/12/2021 Consolidated Balance Sheet
Assets									
Current Assets									
Cash and Cash Equivalents	656	3,045	29,350	7,053	36,403	-	-	a.3	36,403
Due from Related parties	-	-	5,135	-	5,135	-	-	4	5,135
Other Debit balance	-	-	1,995	-	1,995	-	-		1,995
Total Current Assets	**656**	**3,045**	**36,480**	**7,053**	**43,533**	**-**	**-**		**43,533**
Non Current Assets									
Property and Equipment, net of Accumulated Depreciation	1,230	-	2,872	-	2,872	-	-		2,872
Investment in Xmartclock	-	-	241,774	-	241,774	-	241,774		-
Goodwill on Xmartclock acquisition	-	-	-	-	-	238,864	-	g.3	238,864
Loan to parent 'KarbonPay'	-	220,000	-	233,480	233,480	-	233,480		-
Total Non Current Assets	**1,230**	**220,000**	**244,646**	**233,480**	**478,126**				**241,736**
Total Assets	**1,885**	**223,045**	**281,126**	**240,533**	**521,659**				**285,269**
Liabilities And Equity									
Liabilities									
Current Liabilities									
Accounts Payable	24,345	5,968	32,167	5,113	37,280	-	-		37,280
Credit Bank – Credit Card	-	-	27,099	23,393	50,492	-	-		50,492
Due to Related Parties	-	26,664	18,147	29,050	47,197	-	-	5	47,197
Loans – Current portion	-	46,669	-	46,669	46,669	-	-	6	46,669
Total Current Liabilities	**24,345**	**79,301**	**77,413**	**104,225**	**181,638**				**181.638**
Non–current Liabilities						–			
Long Term Loan – Non current portion	-	89,720	-	69,998	69,998	-	-	6	69,998
Due to Related Parties	-	51,114	233,480	40,002	273,482	233,480	-	5	40,002
Total Non Current Liabilities	**-**	**140,834**	**233,480**	**110,000**	**343,480**				**110,000**
Total Liabilities	**24,345**	**220,135**	**310,893**	**214,225**	**525,118**				**291,638**
Equity						–			
Member's Capital	167,500	-	879,920	-	879,920	-	-		879,920
Accumulated Loss/Retained Earnings	-189,960	2,910	-909,687	26,308	-883,379	2,910	-		-886,289
Total Equity	**-22,460**	**2,910**	**-29,767**	**26,308**	**-3,459**				**-6,369**
Total Liabilities & Equity	**1,885**	**223,045**	**281,126**	**240,533**	**521,659**				**285,269**
	0–	0	0	0	0	0	0		

KarbonPay, Inc
Consolidated Income Statement

For the year ended December 31, 2021

	KarbonPay Standalone		Xmart Clock standalone	Total before elemination	DR	CR	Notes	Consolidated Income Statement
	2020	**2021**	**2021**	**2021**				**2021**
Revenue	-	8,514	48,178	56,692			d,3	56,692
Cost of Sales	-	8,370	-	8,370				8,370
Gross Profit	**-**	**144**	**48,178**	**48,322**				**48,322**
Operating Expenses				-				
Advertising and Marketing	553	70,352	10,989	81,341			7	81,341
General and Administrative	53,518	139,466	12,894	152,360			8	152,360
Research and Development	133,179	252,988	-	252,988				252,988
Staff costs	-	255,076	-	255,076				255,076
Depreciation	210	1,469	-	1,469				1,469
Total Operating Expenses	**187,460**	**719,351**	**23,883**	**743,234**				**743,234**
Operating Loss	**-187,460**	**-719,207**	**24,295**	**-694,912**	**-**	**-**		**-694,912**
Interest Expense	0	520	897	1,417				1,417
Net Loss	**-187,460**	**-719,727**	**23,398**	**-696,329**				**-696,329**

Consolidated Cash flows
For the year ended December 31, 2021

	Notes	2021
		EGP
Cash Flows From Operating Activities		
Net Loss		**(696,329)**
Depreciation		1,469
Adjustments to Reconcile Net Loss to Net Cash used by Operating Activities		(694,860)
Change in Due from Related parties		(5,135)
Change in Other Debit balance		(1,995)
Change in Accounts Payable		6,967
Change in Credit Bank		50,492
Change in Due to Related parties		20,533
Net Cash Used by Operating Activities		**(623,998)**
Cash Flows from Investing Activities:		
Acquisition of Fixed Assets		(3,111)
Investment in Xmartclock		(238,729)
Net Cash Used by Investing Activities		**(241,840)**
Cash Flows from Financing Activities:		
Long Term Loan - Current & Non current portion		189,166
Member's Capital		712,420
Net Cash provided by Financing Activities		**901,586**
Net Increase in Cash and Cash equivalents		**35,748**
Cash and Cash Equivalents at the Beginning of the Period		656
Cash and Cash Equivalents at the End of the Period		**36,403**

Statement of Changes in Equity
For the year ended December 31, 2021

	Member's Capital	Accumulated Loss	Total
	USD	USD	USD
Balance as of December 31, 2019	**2,500**	**(2,500)**	**0**
Member's Capital	165,000	0	165,000
Net Loss For The Year	0	(187,460)	(187,460)
Balance as of December 31, 2020	**167,500**	**(189,960)**	**(22,460)**
Member's Capital	712,420	0	712,420
Net Loss For The Year	0	(696,329)	(696,329)
Balance as of December 31, 2021	**879,920**	**(886,289)**	**(6,369)**

Karbonpay, LLC
Notes to the Financial Statements
December 31st, 2021
$USD

1. Background & Activities

KarbonPay, LLC. is formed on December 31, 2019 under the laws of the State of Texas. The Company will engage in providing cloud-based payroll services to companies in different countries. Effective September 10, 2020, the Company changed its name from FingoPay, LLC to KarbonPay, LLC.
Last year, the company has been incorporated in Texas according to Texas laws.

The Company conducted an additional equity crowdfunding offering of during 2021 for the purposes of raising operating capital.

2. Background & Activities for the subsidiary Company

Xmartclock

XmartClock is a time and attendance system that runs on smartphones and PC. XmartClock is cloud-based, there's no software or hardware to maintain. Managers can access their time and attendance data anywhere they have access to the internet.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Intercompany accounts and transactions have been eliminated on consolidation and all entities meeting consolidation requirements have been included in the consolidated financial statements.

The significant accounting policies are as follows

a. Cash and cash equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

b. Concentrations of Credit Risks

The parent company and its subsidiary "Xmartclock" financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. Cash and cash equivalents are placed with financial institutions of high credit worthiness. Management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

c. Consolidation

Subsidiaries - The Company's consolidated financial statements include the assets, liabilities, equity, revenue, expenses and cash flows of the Company. A subsidiary is an entity over which the Company has control. The Company controls an entity when the Company has power over the entity, is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Assessment of control is based on the substance of the relationship between the Company and the entity and includes consideration of both existing voting rights and, if applicable, potential voting rights that are currently exercisable and convertible. The operating results of subsidiaries acquired are included in the consolidated financial statements from the date control is acquired (typically the acquisition date) and the date the purchase consideration is paid in full. The operating results of subsidiaries that are divested during the year are included up to the date control ceased (typically the disposition date) and any difference between the fair value of the consideration received and the carrying value of a divested subsidiary is recognized in the consolidated income statements. Accounting policies of subsidiaries have been aligned with those of the Company where necessary.

The business combination was accounted for under the acquisition method of accounting in accordance with ASC. Topic 805, Business Combinations. As the acquirer for accounting purposes, the Company has estimated the fair value of Target Xmartclock LLC's assets acquired and liabilities assumed and conformed the accounting policies of Xmartclock, LLC to its own accounting policies.

Financing transactions - The Company completed the acquisition of Xmartclock LLC's intangible assets for approximately $250k in cash. The Company financed the purchase by issuing membership units via regulation crowdfunding in exchange for net proceeds of approximately $696k resulting in a net cash increase of $446k.

Preparing the consolidated financial statements – The consolidated financial statements of the parent company "Karbonpay" beginning balances were as of 1st of January 2021, while the beginning balances of the subsidiary company "Xmartclock" were as of the date 1st of August 2021 as the final installment of the acquisition was released on 30th of July 2021 according to the final purchase agreement, so the full control of Karbonpay on Xmartclock is excercised from that date according to US GAAP ASC . Topic805.

d. Revenue recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"Revenue

Recognition" following the five steps procedure:
Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

e. Related party transactions

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

f. Translation of foreign currencies

Functional and presentation currency - The consolidated financial statements are presented in U.S. dollars, which is the functional and presentation currency of the consolidated group.

Foreign currency transactions - Foreign currency transactions are translated into the functional currencies of the Company's subsidiaries using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated income statements.

g. Goodwill

Goodwill represents the excess of the cost of acquisitions over the fair value of net assets acquired and is not amortized.
Goodwill is assigned at acquisition to the applicable reporting unit(s) based on the expected benefit to be received by the reporting units from the business combination. The Company determines the expected benefit based on several factors including the purpose of the business combination, the strategy of the Company subsequent to the business combination and structure of the acquired company subsequent to the business combination. A reporting unit is a component of the Company's business that has discrete financial information that is reviewed by management. In determining the reporting unit, the company analyzes the inputs, processes, outputs and overall operating performance of the reporting unit. The Company has several reporting units to which the goodwill is allocated to.

h. Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

i. Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

4. Due from related parties

Includes an amount of $5,135 that was paid as an advance to Fingo HR and deducted from the accounts payable.

5. Due to related parties

This account has been classified into current and non-current according the settlement periods as follows:

Current account:

Karbonpay

Related party	Current Account
Fingo HR	$18,147
Total	**$18,147**

Xmartclock

Related party	Loans - current portion	Accrued loan installment for Dec. 31, 2021	Accrued Royality for Dec. 31, 2021	Total
Brad Price	$11,666	$972	$71	$12,709
Dean Haynes	$6,666	$556	$41	$7,263
John Scott Hoch	$6,666	$556	$41	$7,263
Robert & Julianna Poe	$1,666	$139	$10	$1,815
Total	**$26,664**	**$2,223**	**$163**	**$29,050**

Non-Current account:

Karbonpay

Related party	Non current loan
Xmartclock*	$233,480
Total	**$233,480**

Xmartclock

Related party	Loans - Non current portion
Brad Price	17,501.00
Dean Haynes	10,000.00

John Scott Hoch	10,000
Robert & Julianna Poe	2501
Total	**40,002**

* An amount of $233,480 in Karbonpay's due to related parties – non - current account because it is not expected to be settled within a year from receiving the amount and it is eliminated in the consolidated account because it is an intercompany transaction with the subsidiary..

6. **Loans**

   Loans are classified into current and non-current according to their settlement period as follows:

   * Loans - current portion amounted to $46,669 which is the current portion of a total loan of $116,667 that was paid by others "**Not related parties**" to Xmartclock and expected to be settled with royalties within a year from the date of receiving the loan.
   * Loans – Non-current portion amounted to $69,998 which is the remaining portion of the loan.

   <u>Operating Expenses</u>
7. Advertising and marketing expenses includes the following expenses:

   Karbonpay

Advertising & marketing expenses	Amount
Advertising	24,723
Marketing - Ad Spend - Customer Related	29,449
Marketing - Ad Spend - Investor Related	5,000
Marketing - Conference	50
Marketing - Creative - Customer Related	1,692
Marketing - Creative - Investor Related	8,438
Marketing - lead gen and appointments	1,000
Total	**70,352**

   Xmart

Advertising & marketing expenses	Amount
Advertising	10,989
Total	**10,989**

8. General & administrative expenses includes the following expenses

   Karbonpay

General & administrative expenses	Amount
Web Hosting	3,467
Accounting fees	27,597
Unrealized Currency Gains	432

Travel	6,229
Telephone & Internet	90
Audit Fees	14,300
Bank Service Charges	2,518
Rent	9,523
Realized Currency Gains	247
Printing & Stationery	2
Postage & Delivery	4
Outside Consulting	37,653
Office Expenses	1,058
Computer Expenses	91
Legal Expenses	6,970
HR Expense	4,261
General Expenses	235
Dues & Subscriptions	20,069
Entertainment	2,156
Freelancers	2,564
Total	**139,466**

Xmart

General & administrative expenses	Column2
Travel	1,925
Bank Service Charges	3,699
Consulting & Accounting	2560
Dues & Subscriptions	2,123
Entertainment	400
Royalties - XmartClock	2,072
Office Expenses	115
Total	**12,894**

9. <u>**Going concern**</u>

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and realized losses every year since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.